

August 11, 2020

Mark Hanchett
Chief Executive Officer
Atlis Motor Vehicles, Inc.
7259 East Posada Avenue
Mesa, AZ 85212

> **Re: Atlis Motor Vehicles, Inc**
> **Pre-qualification Amendment 6 to Offering Statement on Form 1-A**
> **Filed July 28, 2020**
> **File No. 24-11207**

Dear Mr. Hanchett:

We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our that comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

Pre-qualification Amendment 6 to Offering Statement on Form 1-A filed July 28, 2020

ExA-12
Legality Opinion, page 1

1. Revise the legality opinion to reflect that shares and not units of Class A common stock are being offered.

Ex1A-13, page 1

2. Notwithstanding your response to prior comment 3, the slide showing the company's value of $166 million at $8.24 per share was not removed.   Please revise, or tell us why it is appropriate to include the slide.

You may contact Andi Carpenter, Staff Accountant, at (202) 551-3645 or W. John Cash,

Mark Hanchett
Atlis Motor Vehicles, Inc.
August 11, 2020
Page 2

Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Manufacturing

cc: Annie Pratt